October 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

Re:	Beneficient
Amendment No. 1 to the Registration Statement on Form S-3
Filed September 24, 2024
File No. 333-281694

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 8, 2024, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on September 24, 2024. In connection with this letter, an amendment to the Registration Statement on Form S-1 (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-3

General

1.	It appears that you are relying on General Instruction I.B.6 for Form S-3 eligibility as to the Standby Equity Purchase Agreement with Yorkville. Please include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form. In addition, please tell us how Yorkville plans to comply with this limitation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed Amendment No. 2, converting the aforementioned Registration Statement on Form S-3 to Form S-1.

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

October 21, 2024

Selling Stockholders, page 80

2.	We note your response to prior comment 3 and your revised disclosure. It appears that you are only listing Yorkville’s share ownership based on the 9.99% beneficial ownership limitation contained in the Standby Equity Purchase Agreement. Please tell us the basis for doing so or revise to include all shares of which Yorkville is a beneficial owner.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 281 of Amendment No. 2 to list Yorkville’s ownership based on the Conversion Shares and Warrant Shares issuable upon conversion of the Convertible Debentures and exercise of the Yorkville Warrants, as limited by the 4.99% beneficial ownership limitation in connection with the Convertible Debentures and the Warrants. Yorkville will not have the right to convert such Convertible Debentures or exercise such Yorkville Warrants to the extent that the Conversion Shares and Warrant Shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Yorkville and its affiliates beneficially owning more than 4.99% of the outstanding shares of Class A common stock.

Furthermore, in accordance with Rule 13d-3(d) under the Exchange Act, the Company has excluded from the number of shares beneficially owned prior to the offering all of the shares that Yorkville may be required to purchase under the SEPA, because the issuance of such shares is at the Company’s discretion and is subject to conditions contained in the SEPA, the satisfaction of which are entirely outside of Yorkville’s control, including the Registration Statement being declared and remaining effective. Furthermore, the advances of Class A common stock under the SEPA are subject to certain agreed upon maximum amount limitations set forth in the SEPA. Also, the SEPA prohibits the Company from issuing and selling any shares of Class A common stock to Yorkville to the extent such shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville, would cause Yorkville’s beneficial ownership of Class A common stock to exceed the 9.99% Beneficial Ownership Limitation.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

October 21, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP